

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2013

Via E-mail
David C. Benoit
Chief Financial Officer
Connecticut Water Service, Inc.
93 West Main St.
Clinton, CT. 06413

> **Re:** **Connecticut Water Service, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **File No. 000-08084**

Dear Mr. Benoit:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 6

1. We note your disclosure on page 11 that you offer a Linebacker service line protection program and that you experienced a nearly 20% enrollment growth in expended coverage options during fiscal 2012. Please tell us and, if material, disclose your method for recognizing income from this program. Also quantify for us the impact that this program had on your statements of income for the periods presented. If the plan had a material impact on income, please discuss and disclose the quantitative impact within your results of operations.

Notes to Consolidated Financial Statements, page 44

Note 1. Summary of Significant Accounting Policies, page 44

Revenues, page 45

2. We note your revenue recognition policy disclosures related to your Real Estate Transactions and Services and Rentals segments. Please revise future filings to clarify that the revenues of these segments are classified within Other Income (Deductions) on your statements of operations and presented gross in your segment footnote.

Note 7. Long-Term Debt, page 54

3. We note the significant number of debt agreements maintained by your wholly-owned subsidiaries along with your disclosure that you are required to comply with certain covenants in connection with the various long term loan agreements. Please tell us whether there are any subsidiary restrictions for paying cash dividends. Additionally, please tell us the amount of restricted net assets as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of most recently completed year and how you compute the amount. In addition, if the restricted net assets exceed 25 percent of your consolidated net assets, please provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jason Niethamer   for

Jennifer Thompson
Accounting Branch Chief

Via E-mail
cc: Nick Rinaldi